UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

MAGNA-LAB, INC.

(Name of Registrant)

New York	000-21320	20-0956471
State of Incorporation)	(Commission File No.)	(IRS Employer Identification No.

1185 Avenue of the Americas, 3rd Floor

New York, NY 10036

(Address of Principal Executive Offices)

(646) 768-8417

(Registrant’s Telephone Number)

John B. Lowy, Esq.

575 Lexington Avenue, Fourth Floor

New York, NY 10022

(212) 371-7799

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

We Are Not Asking You for a Proxy and

You Are Required Not to Send Us a Proxy

MAGNA-LAB, INC.

1185 Avenue of the Americas, 3rd Floor

New York, NY 10036

Information Statement Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and

Rule 14f-1 Thereunder

Notice of Proposed Change in the

Majority of the Board of Directors

INTRODUCTION

The information contained in this Information Statement pursuant to Rule 14f-1 (the “Notice”) is being furnished to all holders of record of common stock of Magna-Lab, Inc. (the “Company”) at the close of business on September 29, 2020 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Rule 14f-1 under the Exchange Act.

No action is required by the stockholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs, otherwise than at a meeting of our stockholders. Accordingly, the change in a majority of our directors pursuant to the terms of the Common Stock Purchase Agreement will not occur until at least 10 days following the mailing of this Information Statement. This Information Statement will be mailed to our stockholders of record on or about October 1, 2020.

Please read this Information Statement carefully. It describes the terms of the Common Stock Purchase Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Common Stock Purchase Agreement. All of our filings and exhibits thereto, may be inspected without charge at the public reference section of the Securities and Exchange Commission (“SEC”) at 100 F Street N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

On September 23, 2020, Activist Investor, LLC (the “Seller”), the owner of 116,697,438 common shares (the “Shares”) of Magna-Lab, Inc. (the “Company”) upon conversion of $1,453,811 of promissory notes acquired by the Seller after the Seller purchased control of the Company in July, 2020, agreed to sell the Shares to Liu Lina (the “Purchaser), a resident of China, for $255,000, pursuant to a Stock Purchase Agreement (the “Stock Purchase Agreement”). The Seller is owned 100% owned by David Lazar. The Shares represent approximately 99.0% of the 117,876,762 Class A common shares of the Company’s outstanding common shares.

The sale of the Shares to Ms. Liu is expected to be completed on September 30, 2020. Ms. Liu, as the 99.0% majority shareholder of then intends to appoint as directors of the Company the following three persons: Wang Jun, Wang Yang and Bai Zhihui (the “Designees”). As a result, there will be a change of control of the Company. It is intended that the change of management will be completed approximately 11 days after this Information Statement is filed with the SEC and mailed to the Company’s stockholders. There is no family relationship or other relationship between the Seller and the Purchaser.

In connection with the sale under the Stock Purchase Agreement, Mr. Lazar, John B. Lowy and Dovid Kotkes have agreed to resign from the Company’s Board of Directors, and has agreed to appoint the Designees as the directors of the Company, subject to the filing and dissemination of this Information Statement and the passage of the 10-day period set forth in SEC Rule 14f-1. As a result thereof, the Designees will then become the director of the Company, on or about October 10, 2020.

As of the date of this Information Statement, the authorized capital stock of the Company consists of 120,000,000 shares of common stock, par value $.001 per share, of which 117,876,762 Class A common plus 567 Class B common shares are issued and outstanding, and 5,000,000 shares of Preferred Stock, $.001 par value, none of which shares are issued or outstanding. Each share of common stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS AND THE DESIGNEES

Set forth below is information about the current directors and executive officer of the Company:

Name	Age	Positions with the Company

David Lazar	30	Director, CEO and CFO (1)
John B. Lowy	77	Director (2)
Dovid Kotkes	30	Director (2)

(1) Appointed on July 20, 2020

(2) Appointed on September 25, 2020

David Lazar has been the CEO of both Custodian Ventures LLC and Activist Investing LLC since 2018, and he served as the Managing Partner of Zenith Partners International LLC from November 2012 to March 2018, all of which specialize in turnaround situations by enlisting activist investment strategies in distressed public companies. Mr. Lazar has experience in finance, capital markets and operations management, as well as audit preparation and due diligence reviews. Mr. Lazar is also familiar with capital restructuring, debt financing, equity lines and mergers and acquisitions. Other expertise includes early stage company capital restructuring, debt financing, capital introductions, and mergers and acquisitions. Mr. Lazar has knowledge of the capital markets, and has experience in assessing business strategies and accompanying risks, with emerging growth companies.

John B. Lowy has been since 1990 the owner of John B. Lowy, P.C., a New York City-based law firm specializing in corporate and securities law, including reverse mergers.

Dovid Kotkes is currently a third-year medical student at the Frank H. Netter MD School of Medicine at Quinnipiac University, class of 2022. He is interested in internal medicine, ways to control healthcare costs, and investment banking. He obtained his B.A. in biology and neuroscience and a minor in chemistry from Queens College, CUNY, studying there from 2009- 2013.

Set forth below is information about the Designees and the incoming President upon completion of change of control of the Company:

Name	Age	Position(s) with the Company

Wang Jun	53	Director, President and Chief Executive Officer

Wang Yang	40	Director

Bai Zhihui	34	Director

Liu Lina	40	CFO, Treasury, Secretary (1)

(1) Ms. Liu is also the Purchaser.

Wang Jun was from 2016 to 2018 the President at Boronghongtai Asset Management Co., Ltd. in Beijing, PRC. Since 2019, Mr. Wang has been President of Platinum International Biotech Co., Ltd. in Beijing.

Wang Yang was from 2016-2018 the General Manager at Beijing Zunsheng Investment Consulting Co., Ltd.. Since 2019 He has been the General Manager of Platinum International Biotech Co., Ltd., in Beijing.

Bai Zhihui, since 2016, has been General Manager of Zhenhuikang Biotech Co. Ltd., in Beijing.

Liu Lina (the Purchaser), the designated CFO, Treasury and Secretary, was from 2016 to 2018 the CFO at Boronghongtai Asset Management Co., Ltd. in Beijing. Since 2019, she has been the CFO of Platinum International Biotech Co., Ltd. in Beijing.

There is no family relationship between and among the current directors, and no family relationship between any of the current management and the Designees.

All of our Directors are elected by the shareholders, or in the case of a vacancy, are elected by the Directors then in office, to hold office until the next general meeting of shareholders of the Company and until their successors are elected and qualify or until their earlier resignation or removal. There has not been a meeting of the Company’s shareholders during the two fiscal years ended February 29, 2020.

Code of Ethics

The Company has adopted a Code of Ethics applicable to its employees and consultants. The Code is intended to comply with requirements of the Securities and Exchange Commission's rules. Copies of the Code may be obtained by stockholders, free of charge, by mailing a request to the Company's Secretary.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

To the Company’s knowledge, during the past ten (10) years, neither our current directors nor the Designees nor the Purchaser has been:

•	the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
•	convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company’s common stock by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company’s common stock and (ii) by the directors and executive officers of the Company, prior to the closing of the Stock Purchase Agreement. The person or the company named in the table has sole voting and investment power with respect to the shares beneficially owned.

Name and Address of Beneficial Owner (1)	Class of Common Stock (2)	Number of Shares Beneficially Owned(3)	Percentage of Total Voting Power (2)(3)

Activist Investing, LLC (4)	Class A	116,697,438	99.0%
John B. Lowy (5)	Class A	-0-	-%
Dovid Kotkes (6)	Class A	-0-	-%

All Executive Officers and Directors as a Group (3 persons)	Class A	116,697,438	99.0%

__________________

The information presented in the table above and footnotes is based solely upon Schedules and Reports filed by the respective holders under the Securities Exchange Act of 1934 and certain representations furnished to us by executive officers and Board members and has not been otherwise independently verified by us. To the extent that any required holders have not filed timely reports on such Forms, we would not be in a position to know the current holdings of such persons.

(1)	All shares are beneficially owned and sole voting and investment power is held by the persons named, except as otherwise noted.
(2)	Class B Common Stock is entitled to five votes per share but is otherwise substantially identical to the Class A Common Stock, which has one vote per share. Each share of Class B Common Stock is convertible into one share of Class A Common Stock.

(3)	Based upon 117,876,762 shares of Class A common stock and 567 shares of Class B common stock outstanding upon conversion of the Notes.
(4)	David Lazar is the beneficial owner of these shares. The address for Activist Investing, LLC is 1185 Avenue of the Americas, 3rd Floor, New York, NY 10036.
(5)	Mr. Lowy’s address is 575 Lexington Avenue, Fourth Floor, New York, NY 10022
(6)	Mr. Kotkes’ address is 1019 Neilson St., Apt 1A, Far Rockaway, NY 11691.

The following table sets forth certain information regarding the beneficial ownership of the Company’s common stock by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company’s common stock and (ii) by the directors and executive officers of the Company, immediately after the closing of the Stock Purchase Agreement, and assuming the resignations of all current officers and directors, and the appointment of the Designees as the Company’s officers and directors, effective on or about October 10, 2020. The person or the company named in the table has sole voting and investment power with respect to the shares beneficially owned.

Name and Address of Beneficial Owner (1)	Class of Common Stock (2)	Number of Shares Beneficially Owned(3)	Percentage of Total Voting Power (2)(3)

Liu Lina	Class A	116,697,438	99.0%
Wang Jun	Class A	-0-	-%
Wang Yang Bai Zhihui		-0-	-%
All Executive Officers and Directors as a Group (4 persons)(4)	Class A	116,697,438	99.0%
(1)	All shares are beneficially owned and sole voting and investment power is held by the persons named, except as otherwise noted.
(2)	Class B Common Stock is entitled to five votes per share but is otherwise substantially identical to the Class A Common Stock, which has one vote per share. Each share of Class B Common Stock is convertible into one share of Class A Common Stock.
(3)	Based upon 117,876,762 shares issued and outstanding as of the conversion of the Notes.
(4)	The address of the Designees and the Purchaser is Building 11, 2-2307, Lian Hua He Bei Street, West District, Beijing, PRC.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our officers, directors and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors and 10% stockholders are required by regulation to furnish us with copies of all Section 16(a) forms they file. To the best of our knowledge (based upon a review of the Forms 3, 4 and 5 filed), no officer, director or 10% beneficial stockholder of the Company failed to file on a timely basis any reports required by Section 16(a) of the Exchange Act during the Company’s fiscal year ended February 29, 2020.

COMPENSATION OF DIRECTORS AND OFFICERS

During the fiscal year ended February 29, 2020, no director or executive officer received any compensation from the Company.

Corporate Governance

Board of Directors and Committees; Director Independence

We have an Audit Committee that was established by our Board of Directors for the purpose of overseeing our accounting and financial reporting processes and audits of our financial statements by our independent auditors. As of the date hereof, and due to the upcoming change of control, there are no members of the Audit Committee. Upon the completion of the change of control, the Designees have not determined whether to appoint any members to the Audit Committee; nor have they determined to appoint any additional directors, and if so, whether those directors, if and when appointed, would be deemed “independent.”

None of the Designees, following the change of control, are “independent” directors under the Nasdaq Marketplace Rules.

Board Meetings

During the Company’s fiscal year ended February 29, 2020, our Board of Directors did not hold any meetings and took no actions by written consent. We have not yet established a policy with respect to board member’s attendance at annual meetings.

Stockholder Communications

Our Board of Directors does not currently have a process for our stockholders to send communications to the Board of Directors. Following the change of control of the Board of Directors, our stockholders may send communications to the new Board of Directors by writing to: Magna-Lab, Inc., c/o Lina Liu, Building 11, No. 2-2-2307, Lian Hua He Bei Street, West District, Beijing .

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for the ownership of the Company’s securities and as disclosed in this Information Statement, neither the current directors and officer, nor the Designees, nor the Purchaser, nor any member of the immediate family of such persons, have, to the knowledge of the Company, had a material interest, direct or indirect, during the two fiscal years ended February 28, 2019 and February 29, 2020, in any transaction or proposed transaction which may materially affect the Company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that Act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street N.E., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

/s/ David Lazar
September 28, 2020	David Lazar, CEO